June 15, 2016

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Stevia First Corp.

Schedule 14C

Filed May 18, 2016

File No. 000-53832

Dear Ms. Howell,

In connection with the letter dated June 13, 2016 regarding comments to our June 6, 2016, response, it was requested that we provide additional disclosure regarding the facts and circumstances surrounding the April 2016 discussion with shareholders regarding potential corporate changes, the timing of them, and the facts supporting the determination that no solicitation occurred under Rule 14a-1(l).

In March 2016, a potential new investor Armour Securities LLC required that the company effect corporate changes in order for them to participate in a potential financing, and suggested the actions be approved by written consent in order to expedite the process and conserve precious company funds. The requirements for the Company were agreed upon by all new investors as part of a financing that eventually closed on May 4, 2016.

In April 2016, I had discussions in person and by phone with non-affiliate shareholders, including those who approved the written consent, which occurs regularly with concerned shareholders. Each of them were aware from public filings that the Company was (and still is) technically insolvent or near insolvent, and therefore understood the urgency of taking action to secure additional financing. Each of these shareholders advised me that they would favor approving corporate actions as later described in the Schedule 14C in order to secure additional financing, maintain employment of our staff, and avoid bankruptcy.

Even if the Staff disagrees with our analysis that the shareholder resolution did not involve a solicitation, the approval of the stockholder consent by non-affiliate shareholders that did not participate in the financing would qualify for exemption from proxy solicitation rules and procedures. There were only seven existing non-affiliate shareholders that approved the shareholder consent, and Rule 14a-2(b)(2) provides an exemption for a solicitation made otherwise than on behalf of the Company where the total number of persons solicited is not more than 10. The Company and its Board of Directors did not approve or authorize anyone to solicit consents on behalf of the Company. There was no soliciting material generated, such as proxy solicitation scripts.

In connection with the responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Robert Brooke
Name: Robert Brooke
Title: Chief Executive Officer